150 South Fifth Street Suite 2300
Minneapolis, Minnesota 55402
612-335-1500 Main
612-335-1657 Fax
Mark S. Weitz
612-335-1517 direct
mark.weitz@leonard.com
December 16, 2009
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	LodgeNet Interactive Corporation Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 13, 2009 File No. 0-22334
Dear Mr. Spirgel:
We represent LodgeNet Interactive Corporation, a Delaware corporation (“LodgeNet” or the “Company”) and have been authorized by them to respond to the Staff’s letter, dated December 7, 2009, and the two itemized comments contained therein (the “Staff Comment Letter”). We have set forth each of the comments from the Staff’s Comment Letter, followed by the Company’s response.
COMMENT #1: Critical Accounting Policies, page 51
We note your response to prior comment two from our letter dated November 12, 2009. It appears from Note 7 in your Form 10K that it is possible that you have more than one reporting unit in your Hospitality reportable segment, namely StayOnline and On Command. If in fact you do have more than one reporting unit in this reportable segment revise your prior proposed disclosure at reporting unit level. Please provide us with the revised proposed disclosure. If you have only one reporting unit in this reportable segment please confirm that in your response.
RESPONSE TO COMMENT #1:
The Company confirms that it has only one reporting unit within the Hospitality reportable segment. StayOnline and On Command were companies that we acquired in 2007 where the product lines of both acquired companies are analogous to the Company’s pre-acquisition product lines and were integrated into the current Hospitality operating segment.

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December 16, 2009

COMMENT #2 Grants of Plan-Based Awards, page 22
We have considered your response to comment seven from our letter dated November 12, 2009. Please note that you are required to disclose in the Grants of Plan-Based Awards table the estimated threshold, target and maximum payouts under non-equity and equity incentive plan awards granted in the fiscal year covered by the table whether or not you know if the awards are earned or the amount of payouts when you provide the executive compensation disclosure. Please confirm your understanding of this requirement of Regulation S-K Item 402(d)(2)(iii) and (iv). For further guidance, refer to Questions 119.05 and 120.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
RESPONSE TO COMMENT #2:
The Company confirms its understanding that it is required to disclose in the Grants of Plan-Based Awards table the estimated threshold, target and maximum payouts under non-equity and equity incentive plan awards granted in the fiscal year covered by the table whether or not the Company knows if the awards are earned or the amount of payouts when the Company provides the executive compensation disclosure, as required by Regulation S-K Item 402(d)(2)(iii) and (iv).
The Company believes the above responses address the questions and concerns expressed within the SEC Staff Comment Letter dated December 7, 2009.
In addition, the Company has authorized us to inform you that it specifically acknowledges 1) that it is responsible for the adequacy and accuracy of the disclosure contained in its filings; 2) that Staff comments or changes to the Company’s disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and 3) that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to the matters covered in this letter, please do not hesitate to contact the undersigned at 612-335-1517. We thank you for your cooperation.
Very truly yours,
LEONARD, STREET AND DEINARD

/s/ Mark S. Weitz
Mark S. Weitz

cc:	Gary Ritondaro Jim Naro Diep Doan